Issuer Free Writing Prospectus
Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement Nos. 333-132370 and 333-132370-01
Relating to Prospectus Filed Pursuant to Rule 424(b)(3)

Offering Summary

(Related to the Pricing Supplement No. 2006-MTNDD003,

Subject to Completion, Dated April 19, 2006)

Citigroup Funding Inc.

PAYMENTS DUE FROM CITIGROUP FUNDING INC.

FULLY AND UNCONDITIONALLY GUARANTEED BY CITIGROUP INC.

Principal-Protected Notes

Based Upon a Basket of the EUR/USD and GBP/USD Exchange Rates

Due                     , 2008

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

April 19, 2006

Principal-Protected Notes

Based Upon a Basket of the

EUR/USD and GBP/USD Exchange Rates

Due                     , 2008

This offering summary represents a summary of the terms and conditions of the notes. We encourage you to read the preliminary pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

How The Notes Work

Principal-Protected Notes Based upon a Basket of the EUR/USD and GBP/USD Exchange Rates (the “Notes”) are hybrid investments that combine characteristics of currency and fixed income instruments. Similar to a fixed income investment, these notes offer investors the safety of 100% principal protection at maturity. However, instead of paying a periodic fixed or floating rate of interest, the return on these Notes is paid at maturity and is based upon the Basket Return Percentage, which will equal the average of the percentage change of the U.S. dollar exchange rates for each of the European Union euro and the British pound over the term of the Notes. This type of investment allows investors to participate in the growth potential of the exchange rates in the basket without risking their initial investments. The Notes do not offer current income, which means that you will not receive any periodic interest or other payments on the Notes prior to maturity.

The Notes are currency-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately two years. At maturity, you will receive an amount in cash equal to the sum of your initial investment in the Notes plus a Basket Return Amount, which may be positive or zero, depending on the percentage change, if any, of the Underlying Exchange Rates in the basket from the Pricing Date to the Valuation Date and on the Participation Rate. If the Basket Return Percentage is greater than zero, the Basket Return Amount will equal the product of (1) principal amount of Notes held at maturity, (2) the Basket Return Percentage and (3) a Participation Rate of approximately 130% (to be determined on the Pricing Date). If the Basket Return Percentage is less than or equal to zero, the Basket Return Amount will be zero. Because the Notes are principal protected, the payment you receive at maturity will not be less than the amount of your initial investment in the Notes, even though the amount payable to you at maturity is dependent on the percentage change of the Underlying Exchange Rates in the basket.

These Notes may be an appropriate investment for the following types of investors:

■	Investors looking for exposure to currency investments on a principal-protected basis but who are willing to forego current income.

■	Investors expecting sharp appreciation of the Underlying Exchange Rates in the short term but are uncertain about the long-term prospects.

■	Investors who seek to add a currency-linked investment to their portfolio for diversification purposes.

These Notes are not a suitable investment for investors who require regular fixed income payments since no payments will be made prior to maturity.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup.

Capitalized terms used in this summary are defined in “Preliminary Terms” on the following page.

Preliminary Terms

Issuer:	Citigroup Funding Inc.
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company
Rating of the Issuer’s Obligations:	Aa1/AA- (Moody’s/S&P) based upon the Citigroup guarantee
Principal Protection:	100% on the Maturity Date
Security:	Principal-Protected Notes Based Upon a Basket of the EUR/USD and GBP/USD Exchange Rates due 2008
Pricing Date:	, 2006
Issue Date:	, 2006
Valuation Date:	Five business days before the Maturity Date
Maturity Date:	Approximately two years after the Issue Date
Underlying Exchange Rates:	EUR/USD and GBP/USD Exchange Rates
Interest:	None
Issue Price:	100% of the principal amount
Payment at Maturity:	For each US$1,000 note, US$1,000 plus a Basket Return Amount, which may be positive or zero
Basket Return Amount:	US$1,000 x Basket Return Percentage x Participation Rate, provided that the Basket Return Percentage will not be less than zero
Basket Return Percentage:	Will equal the sum of the Currency Return for each of the U.S. dollar exchange rates for the European Union euro and the British pound, expressed as a percentage
Currency Return:	Ending Value – Starting Value x Allocation Percentage Starting Value
Allocation Percentage:	50% for each of the U.S. dollar exchange rates for the European Union euro and the British pound
Starting Value:	Each of the EUR/USD Exchange Rate and the GBP/USD Exchange Rate on the Pricing Date
Ending Value:	Each of the EUR/USD Exchange Rate and GBP/USD Exchange Rate on the Valuation Date
EUR/USD Exchange Rate:	The European Union euro/U.S. dollar exchange rate in the “spot market” for foreign exchange transactions, expressed as the amount of U.S. dollars per one European Union euro, as reported by Reuters on Page “1FED,” or any substitute page, at 10:00 a.m. (New York time) on the relevant date. Spot market means the global spot foreign exchange markets.
GBP/USD Exchange Rate:	The British pound/U.S. dollar exchange rate in the “spot market” for foreign exchange transactions, expressed as the amount of U.S. dollars per one British pound, as reported by Reuters on page “1FED,” or any substitute page, at 10:00 a.m. (New York time) on the relevant date. Spot market means the global spot foreign exchange markets
Participation Rate:	Approximately 130% (to be determined on the Pricing Date)
Denominations:	Minimum denominations and increments of US$1,000
Listing:	None
Agent’s Discount:	0.00%
Calculation Agent:	Citibank, N.A.
Fees and Conflicts:	Citibank, N.A. and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the relevant currencies or other instruments, such as options, swaps or futures, based upon the Underlying Exchange Rates by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citibank’s role as the Calculation Agent for the Notes may result in a conflict of interest.

Benefits of the Notes

■	Growth Potential

The Basket Return Amount payable at maturity is based on the average of the percentage change of the Underlying Exchange Rates and on the Participation Rate, enabling you to participate in a portion of the potential increase in the value of the Underlying Exchange Rates during the term of the Notes without directly investing in the currencies comprising the Underlying Exchange Rates.

■	Principal Protection

On the Maturity Date, we will pay you the principal amount of the Notes you then hold regardless of the performance of the Underlying Exchange Rates.

■	Relative Stability

The Notes may be a less volatile investment than a direct investment in the currencies comprising the Underlying Exchange Rates because the Notes provide principal protection at maturity regardless of performance of the Underlying Exchange Rates.

Key Risk Factors for the Notes

■	The Basket Return Amount May be Zero

Unless the sum of the Currency Returns is greater than zero, the Maturity Payment will be limited to the amount of your initial investment in the Notes. This will be true even if the value of each currency in the basket relative to the U.S. dollar has increased at one or more times during the term of the Notes or if the Ending Value of one currency but not both of the currencies in the basket is greater than its Starting Value.

■	Reference to a Basket of Currencies May Lower Your Return

Because the Basket Return Percentage will be based on the sum of the Currency Return for each of the European Union euro and the British pound, a significant increase in the value of one currency but not both of the currencies in the basket relative to the U.S. dollar may be substantially or entirely offset by a decrease in the value of the other currency in the basket relative to the U.S. dollar during the term of the Notes.

■	Potential for a Lower Comparable Yield

The Maturity Payment is linked to the performance of the Underlying Exchange Rates, which will fluctuate in response to market conditions. As a result, the effective yield on the Notes may be lower than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

■	Secondary Market May Not Be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets currently intends, but is not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Resale Value of the Notes May Be Lower Than Your Initial Investment

Due to, among other things, changes in the Underlying Exchange Rates, interest rates and Citigroup Funding and Citigroup’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Citigroup Credit Risk

The Notes are subject to the credit risk of Citigroup, Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

The EUR/USD and GBP/USD

Exchange Rates

General

The EUR/USD and GBP/USD Exchange Rates are foreign exchange spot rates that measure the relative values of two currencies, the European Union euro and the U.S. dollar in the case of the EUR/USD Exchange Rate and the British pound and the U.S. dollar in the case of the GBP/USD Exchange Rate, expressed as a rate that reflects the amount of U.S. dollars that can be exchanged for one European Union euro or one British pound, respectively. The EUR/USD and the GBP/USD Exchange Rates increase when the European Union euro or the British pound, as the case may be, appreciates relative to the United States dollar and declines when the European Union euro or the British pound, as the case may be, depreciates relative to the United States dollar.

The European Union euro is the official currency of the member states of the European Economic and Monetary Union (the “European Monetary Union”). It was introduced in January 1999 and replaced the national currencies of the then 11 participating countries. Today, the European

Union euro is the official currency of the following 12 countries: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, and Spain. Other current and future European Monetary Union countries may adopt the European Union euro as their official currency.

The British pound is the official currency of the United Kingdom.

We have obtained all information in this offering summary relating to the European Monetary Union, the European Union euro, the British pound, the GBP/USD Exchange Rate and the EUR/USD Exchange Rate from public sources, without independent verification. Currently, the EUR/USD and GBP/USD Exchange Rates are published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating amounts due to holders of the Notes, the EUR/USD and GBP/USD Exchange Rates will be determined as described in “Preliminary Terms” above and in “Description of the Notes—Basket Return Amount” in the preliminary pricing supplement related to this offering.

Historical Data on the Underlying Exchange Rates

The following table sets forth, for each of the quarterly periods indicated, the high and low values of the EUR/USD and GBP/USD Exchange Rates, as reported by Bloomberg. The historical data on the EUR/USD and GBP/USD Exchange Rates is not necessarily indicative of the future performance of the EUR/USD or GBP/USD Exchange Rate or what the value of the Notes may be. Any historical upward or downward trend in the EUR/USD or GBP/USD Exchange Rate during any period set forth below is not an indication that either the EUR/USD or GBP/USD Exchange Rate is more or less likely to increase or decrease at any time over the term of the Notes.

EUR/USD Exchange Rate		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001	High	0.9594	0.9088	0.9330	0.9240
	Low	0.8751	0.8413	0.8352	0.8737
2002	High	0.9064	0.9988	1.0199	1.0505
	Low	0.8565	0.8713	0.9613	0.9688
2003	High	1.1083	1.1933	1.1739	1.2647
	Low	1.0336	1.0562	1.0764	1.1377
2004	High	1.2926	1.2389	1.2461	1.3666
	Low	1.2047	1.1761	1.1969	1.2225
2005	High	1.3582	1.3125	1.2589	1.2205
	Low	1.2732	1.1981	1.1868	1.1640
2006 (through April 18, 2006)	High	1.2323	1.2359
	Low	1.1802	1.2034

The EUR/USD Exchange Rate appearing on Reuters page “1FED” at 10:00 a.m. (New York time) on April 18, 2006, was 1.2291.

GBP/USD Exchange Rate		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001	High	1.5100	1.4483	1.4778	1.4843
	Low	1.4152	1.3682	1.3966	1.4088
2002	High	1.4562	1.5380	1.5863	1.6133
	Low	1.4044	1.4248	1.5153	1.5415
2003	High	1.6570	1.6904	1.6760	1.7943
	Low	1.5539	1.5463	1.5610	1.6534
2004	High	1.9140	1.8606	1.8771	1.9550
	Low	1.7788	1.7481	1.7709	1.7747
2005	High	1.9325	1.9217	1.8500	1.7904
	Low	1.8510	1.7873	1.7273	1.7049
2006 (through April 18, 2006)	High	1.7035	1.7834
	Low	1.7188	1.7251

The GBP/USD Exchange Rate appearing on Reuters page “1FED” at 10:00 a.m. (New York time) on April 18, 2006, was 1.7780.

Historical Graph

The following graph shows the daily values of the EUR/USD and GBP/USD Exchange Rates in the period from January 1, 1999 through March 31, 2006 using historical data obtained from

Bloomberg. Past movements of the EUR/USD and GBP/USD Exchange Rates are not indicative of future values of the EUR/USD and GBP/USD Exchange Rates.

Hypothetical Maturity Payment Examples

The table below shows the hypothetical maturity payments to be made on an investment of US$1,000 principal amount of Notes based on various Ending Values of the European Union euro and the British pound. The table and the following examples of hypothetical maturity payment calculations are based on the following assumptions:

■	Pricing Date: May 11, 2006

■	Issue Date: May 19, 2006

■	Principal amount: US$1,000 per Note

■	Starting Value of the EUR/USD Exchange Rate: 1.2000

■	Starting Value of the GBP/USD Exchange Rate: 1.7200

■	Participation Rate: 130%

■	Allocation Percentage: 50% for each of the EUR/USD and GBP/USD Exchange Rates

■	Maturity Date: May 19, 2008

■	The notes are purchased on the Issue Date and are held through the Maturity Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Starting Value and Ending Value of the EUR/USD and GBP/USD Exchange Rates, the Participation Rate and the Allocation Percentage.

GBP/USD Ending Value	EUR/USD Ending Value
	1.0000		1.0500		1.1000		1.1500		1.2000		1.2500		1.3000		1.3500		1.4000
1.5000	US$	1,000	US$	1,000	US$	1,000	US$	1,000	US$	1,000	US$	1,000	US$	1,000	US$	1,000	US$	1,025
1.6000		1,000		1,000		1,000		1,000		1,000		1,000		1,009		1,036		1,063
1.6500		1,000	(1)	1,000		1,000		1,000		1,000		1,001		1,028		1,055		1,082
1.7000		1,000		1,000		1,000		1,000		1,000		1,020		1,047	(4)	1,074		1,101
1.7200		1,000		1,000		1,000		1,000		1,000		1,027		1,054		1,081		1,108
1.7500		1,000		1,000		1,000		1,000	(3)	1,011		1,038		1,066		1,093		1,120
1.8000		1,000	(2)	1,000		1,000		1,003		1,030		1,057		1,084		1,111		1,139
1.8500		1,000		1,000		1,000		1,022		1,049		1,076		1,103		1,130		1,157
1.9500		1,000		1,006		1,033		1,060		1,087		1,114		1,141		1,168		1,195

Example (1)	Ending Value of EUR/USD Exchange Rate = 1.05

Currency Return of EUR/USD Exchange Rate = –6.25% = (1.05 – 1.20) / 1.20 x 50%

Ending Value of GBP/USD Exchange Rate = 1.65

Currency Return of GBP/USD Exchange Rate = –2.03% = (1.65 – 1.72) / 1.72 x 50%

Basket Return Percentage = -8.28% = –6.25% + –2.03%; however, the Basket Return Percentage cannot be less than zero.

Payment at maturity = US$1,000 = US$1,000 + 0

Example (2)	Ending Value of EUR/USD Exchange Rate = 1.05

Currency Return of EUR/USD Exchange Rate = –6.25% = (1.05 – 1.20) / 1.20 x 50%

Ending Value of GBP/USD Exchange Rate = 1.80

Currency Return of GBP/USD Exchange Rate = 2.33% = (1.80 – 1.72) / 1.72 x 50%

Basket Return Percentage = -3.92% = –6.25% + 2.33%; however, the Basket Return Percentage cannot be less than zero.

Payment at maturity = US$1,000 = US$1,000 + 0

Example (3)	Ending Value of EUR/USD Exchange Rate = 1.20

Currency Return of EUR/USD Exchange Rate = 0.0% = (1.20 – 1.20) / 1.20 x 50%

Ending Value of GBP/USD Exchange Rate = 1.75

Currency Return of GBP/USD Exchange Rate = 0.87% = (1.75 – 1.72) / 1.72 x 50%

Basket Return Percentage = 0.87% = 0.0% + 0.87%

Basket Return Amount = US$11 = US$1,000 x 0.87% x 130%

Payment at maturity = US$1,011 = US$1,000 + US$11

Example (4)	Ending Value of EUR/USD Exchange Rate = 1.35

Currency Return of EUR/USD Exchange Rate = 6.25% = (1.35 – 1.20) / 1.20 x 50%

Ending Value of GBP/USD Exchange Rate = 1.70

Currency Return of GBP/USD Exchange Rate = –0.58% = (1.70 – 1.72) / 1.72 x 50%

Basket Return Percentage = 5.67% = 6.25% – 0.58%

Basket Return Amount = US$74 = US$1,000 x 5.67% x 130%

Payment at maturity = US$1,074 = US$1,000 + US$74

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets. Investors should refer to the preliminary pricing supplement related to this offering for additional information relating to U.S. federal income tax and to their tax advisors to determine tax consequences particular to their situation.

Because the Notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of the notes will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes. This tax OID (computed at the assumed comparable yield) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the Notes, and generally will be reported to U.S. non-corporate holders on an IRS Form 1099. The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of tax OID is based on an assumed amount payable at maturity. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payment to be made in respect of, the Notes. If the amount the Notes pay at maturity is, in fact, less than this assumed amount, then a U.S. holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the Notes during such periods (with an offsetting ordinary loss). If a U.S. holder disposes of the Notes, the U.S. holder will be required to treat any gain recognized upon the disposition of the Notes as ordinary income (rather than capital gain).

In the case of a holder of the Notes that is not a U.S. person all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form) and such payments and gain are not effectively connected with a U.S. trade or business of such holder.

You should refer to the preliminary pricing supplement related to this offering and the accompanying prospectus supplement and prospectus for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

ERISA and IRA Purchase Considerations

Employee benefit plans that are subject to ERISA, entities the assets of which are deemed to constitute assets of such plans, and government or other plans subject to laws substantially similar to ERISA are NOT permitted to purchase the Notes.

Individual retirement accounts, individual retirement annuities and Keogh Plans will be permitted to purchase or hold the Notes as long as (1) no Citigroup Global Markets affiliate or employee manages the account or provides advice to the account that serves as a primary basis for the account’s decision to purchase or hold the Notes, (2) if the account is owned by a Citigroup Global Markets employee, the employee does not receive any compensation as an employee (such as, for example, an addition to bonus) based on the purchase of Notes by his/her account and (3) any SEP, Simple or Keogh Plans that purchase Notes cover only owners and not employees.

Additional Considerations

If either the EUR/USD or GBP/USD Exchange Rates are not available on Reuters page “1FED,” or any substitute page thereto, the Calculation Agent may determine either the EUR/USD or GBP/USD Exchange Rates in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. You should refer to the section “Description of the Notes – Basket Return Amount” in the preliminary pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

© 2006 Citigroup Global Markets Inc. Member SIPC. CITIGROUP and the Umbrella Device are trademarks and service marks of Citigroup Inc. and its subsidiaries and are used and registered throughout the world.